Resource Estimate at
Ketza River to Support Imminent YESAB Application

Vancouver, BC – June 27, 2011 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) (“YNG” or the “Company”) is pleased to announce an updated resource estimate for its wholly-owned Ketza River Property in the Yukon Territory. The updated resource estimate has been carried out to support the imminent Yukon Environmental and SocioEconomic Assessment Board (“YESAB”) application which contains the mining plan for the estimated gold resource at Ketza River. This new resource includes all of the assay and drill results from the 2008 drill program which took until January 25, 2010 to receive.

The estimate is based on a $1,150 (US) per troy ounce gold price and consists of a measured resource of 29,000 ounces at a grade of 5.38 g/t and an indicated resource of 388,700 ounces at a grade of 5.46 g/t. There is an additional inferred resource of 67,300 ounces at a grade of 4.62 g/t. These estimates are tabulated by area in the tables below; the map showing their locations can be accessed on the Company’s web site here: www.yukon-nevadagold.com/i/pdf/KetzaResourceMap2011.pdf

Table 1. Ketza River Measured and Indicated Mineral Resources:

	Measured			Indicated			Measured and Indicated
Area	K tonnes	g/t Au	K oz	K tonnes	g/t/Au	K oz	K tonnes	g/t Au	K oz
Pit Resources (oxide ore cutoff grade is 0.78 g/t, and sulfide ore cutoff is 1.00 g/t)
Peel	85.2	5.76	15.8	1,053.4	6.22	210.6	1,138.6	6.19	226.4
Penguin	14.0	1.88	0.8	233.6	2.89	21.7	247.6	2.84	22.6
Lab-	9.4	6.92	2.1	243.2	5.20	40.6	252.6	5.26	42.7
Hoodoo
Tarn	11.4	4.73	1.7	79.3	3.88	9.9	90.7	3.99	11.6
Gully	7.0	5.60	1.3	45.1	3.57	5.2	52.1	3.85	6.4
QB	23.4	4.55	3.4	298.0	3.21	30.8	321.4	3.31	34.2
Knoll	11.1	6.66	2.4	2.9	4.54	0.4	14.0	6.22	2.8
Subtotal	161.5	5.30	27.5	1,955.4	5.08	319.3	2,116.9	5.09	346.8

Underground Resources (oxide ore cutoff grade is 3.44 g/t; sulfide ore cutoff is 4.43 g/t)
Peel	3.7	8.41	1.0	204.6	8.83	58.1	208.3	8.82	59.1
Penguin	0.0	0.00	0.0	0.0	0.00	0.00	0.0	0.00	0.0
Lab-	0.0	0.00	0.0	22.1	6.90	4.9	22.1	6.90	4.9
Hoodoo
Tarn	0.0	0.00	0.0	0.0	0.00	0.0	0.0	0.00	0.0
Gully	2.1	7.41	0.5	14.7	8.04	3.8	16.9	7.91	4.3
QB	0.4	3.81	0.0	15.5	5.22	2.6	15.9	5.09	2.6
Knoll	0.0	0.00	0.0	0.0	0.00	0.0	0.0	0.00	0.0
Subtotal	6.3	7.39	1.5	256.9	8.40	69.4	263.2	8.38	70.9

Combined Open pit and Underground (Variable cutoff grades)
Peel	88.9	5.87	16.8	1,258.0	6.64	268.7	1,346.9	6.59	285.5
Penguin	14.0	1.88	0.8	233.6	2.89	21.7	247.6	2.84	22.6
Lab-	9.4	6.92	2.1	265.3	5.34	45.5	274.7	5.39	47.6
Hoodoo
Tarn	11.4	4.73	1.7	79.3	3.88	9.9	90.7	3.99	11.6
Gully	9.1	6.01	1.8	59.8	4.67	9.0	69.0	4.84	10.7
QB	23.8	4.47	3.4	313.5	3.31	33.4	337.3	3.39	36.8
Knoll	11.1	6.66	2.4	2.9	4.54	0.4	14.0	6.22	2.8
Total All Sources	167.8	5.38	29.0	2,212.3	5.46	388.7	2,380.1	5.46	417.7

Notes:
	1.	The measured and indicated resources include all REDOX types including oxide, sulfide, and mixed oxide+sulfide;
2.

The cutoff grade for oxide and sulfide ore material inside the optimized open pit is 0.78 g/t and 1.00 g/t, respectively; and for material that is potentially mineable by underground methods outside of the optimized open pits are 3.44 g/t and 4.43 g/t, respectively.

	3.	Au price used for this resource is US$1,150/troy oz; Assumed 1,500 ore tonnes ore/day mill feed;
4.

A Lerchs-Grossman pit optimization has been used to differentiate potential open pit resources from potential underground resources using mining costs, Au cutoff grades, and other parameters listed below;

5.

Mining cost/tonne = $3.00 open pit and $80.00 underground; processing cost/tone ore = $26.00; specific gravity is variable as modeled per block; 18.4:1 (waste:ore) average strip ratio for all resources;

	6.	All areas have been updated using new models;
	7.	Resources calculated using: additional drill holes completed in 2008, and historic mining depletions (underground as builts from Canamax mining data).

Table 2. Ketza River Inferred Resources:

	Inferred
Area	K tonnes	g/t Au	K oz

Open Pit Resources
Peel	195.2	5.30	33.2
Penguin	44.0	2.49	3.5
Lab- Hoodoo	37.5	4.38	5.3
Tarn	3.2	3.50	0.4
Gully	15.9	3.46	1.8
QB	113.5	3.80	13.9
Knoll	0.0	0.00	0.0
Subtotal	409.4	4.41	58.0

Underground Resources
Peel	24.2	6.55	5.1
Penguin	0.0	0.00	0.0
Lab-	10.1	5.54	1.8

Hoodoo
Tarn	0.0	0.00	0.0
Gully	5.6	8.89	1.6
QB	4.4	5.66	0.8
Knoll	0.0	0.00	0.0
Subtotal	44.3	6.56	9.3

Total All Sources	453.7	4.62	67.3

Notes:
	1.	All notes included in Table 1, including the same cutoff gold grades for oxide and sulfide ores, are also applicable to Table 2.

The new resource estimate includes the primary work areas (Peel, Lab-Hoodoo, Penguin, Tarn, QB, Gully, and Knoll), and a new 3-D geological model that includes assay results from an additional 225 drill holes that were drilled from January 1, 2008 to December 31, 2008. Relative to the last NI 43-101 report by SRK (2008), the new resource has been done using a higher gold price of $1,150(US). The new resource reflects, more realistic construction of the 0.5 g/t Au grade shells used to constrain the estimation process, a higher quality drill hole database, more and better specific gravity assignments to the various ore types, and as a consequence more realistic mining and milling parameters and costs.

In addition, 41% of the contained measured and indicated (M&I) resource ounces listed in Table 1 are hosted in oxide ores whereas the other 59% of the contained M&I ounces are hosted in sulfide and/or mixed oxide+sulfide ores. This is important as recent metallurgical testwork indicates that gold recovery from oxide ores at 90% is higher than that for sulfide ores at 70%. The details of the oxide and sulfide resources will be described further in the NI 43-101 report that will be available and released in late June 2011.

Importantly the new resource estimate does not include any of the 130 drill holes completed in 2009 and 2010. The 2010 drilling identified additional Au mineralization near the existing planned pits including the Peel (Break), Gully, and Lab-Hoodoo Zones and in other areas such as the Bluff Zone. In addition, numerous exploration targets and resource extensions remain to be drill tested throughout the project.

The updated resource estimate has been used to delineate the mining plan for use in the Project Description Report being organized by EBA, A Tetratech Company, which is expected to be submitted to YESAB in August 2011.

The year-end 2008 Ketza River resources were calculated by Mark Odell, a consulting Professional Engineer (P.E.), and Karl Swanson (MAusIMM, SME), Mining Engineer Consultant, under the supervision of Todd Johnson (P.E.), Vice President of Exploration for YNG. These individuals are qualified persons as defined by NI 43-101. YNG is currently preparing an updated NI 43-101 Technical Report which will include these results.

The mineral resources have been estimated in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council in August 2000, as amended, and prescribed by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects. The resources were classified according to: geological confidence, number of drill holes, number of drill hole samples and a specific search distance. A $1,300 (US) per troy ounce gold price, used as an upside sensitivity case, can be accessed at the Company's website: http://www.yukon-nevadagold.com

Mr. Todd W. Johnson, Vice President of Exploration for YNG, is YNG’s Qualified Person as defined under National Instrument 43-101. He has supervised the preparation of the technical information and has reviewed and approved the contents of this news release. Yukon-Nevada Gold Corp. will file on www.sedar.com a National Instrument 43-101 a compliant technical report entitled “Ketza River Project, Yukon-Nevada Gold Corp., NI 43-101 Technical Report, Yukon Territory, Canada,” dated June 2011, encompassing the mineral resource discussed herein.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing, and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company’s focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company’s existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Cautionary Note to U.S. Investors Regarding Estimates of Measured, Indicated and Inferred Resources

This press release uses the terms “measured,” “indicated and “inferred” “resources.” We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. SEC does not recognize them. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, or economic studies except for Preliminary Assessment as defined under NI 43-101. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred mineral inventory resource exists or is economically or legally mineable.